December 13, 2019

Neal V. Fenwick
Chief Financial Officer
ACCO Brands Corporation
Four Corporate Drive
Lake Zurich, Illinois 60047

       Re: ACCO Brands Corporation
           Form 10-K for the Year Ended December 31, 2018
           Form 10-Q for the Quarter Ended September 30, 2019
           File No. 001-08454

Dear Mr. Fenwick:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing